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                                                   File No. 70-8921


                 CERTIFICATE OF NOTIFICATION
                          (Rule 24)
              SECURITIES AND EXCHANGE COMMISSION
                              BY
  NEES ENERGY, INC. and ALLENERGY MARKETING COMPANY, L.L.C.



  In accordance with the Order of the Securities and Exchange Commission dated December 23, 1996, the following is a report for the fourth quarter of 1996:

  1. AllEnergy Marketing Company, L.L.C. (AllEnergy, LLC), a
     Massachusetts Limited Liability Corporation was formed on September 18, 1996. The company was formed as a joint venture between NEES Energy, Inc. and AllEnergy Marketing Company, Inc., each a
     Massachusetts corporation.

  2. As of December 31, 1996, AllEnergy, LLC employed 22 permanent personnel. During the fourth quarter there were four individuals assigned to AllEnergy, LLC on a full-time basis from New England Power Service Company (NEPSCo). NEPSCo is an affiliated company of NEES Energy, Inc.

  3. Attached in Exhibits A through C are a consolidated balance sheet as of December 31, 1996, and a consolidated statement of income and cash flows for the year ended December 31, 1996.

  4. On December 23, 1996, AllEnergy, LLC formed a subsidiary, Texas Liquids, LLC to purchase the majority of the assets and liabilities of Texas Liquids LTD, Inc. The relevant assets and liabilities of Texas Liquids LTD, Inc. were purchased on December 23, 1996 for a purchase price of $2,427,338. Texas Liquids, LLC engages in purchasing, marketing, selling, and distributing energy commodities and related products and services.

  5. As authorized by the Order, AllEnergy, LLC engaged in energy-related consulting, engineering, power quality and other similar services for the period ended December 31, 1996.

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8921) to be signed on its behalf by the undersigned officer thereunto duly authorized.

  By:

    s/Marcy L. Reed                     s/John G. Cochrane
  ______________________                ________________________
  Marcy L. Reed                         John G. Cochrane
  Vice President and Treasurer               Treasurer
  AllEnergy Marketing Company, L.L.C.        NEES Energy, Inc.

  Date: March 24, 1997                  Date:  March 25, 1997